Exhibit 99.1

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FOR IMMEDIATE RELEASE
Contact: Manuel Villas-Boas Espírito Santo Financial Group +44-20-7332-4350 - or - Mark Walter Taylor Rafferty, London +44-20-7614-2900 - or - James P Prout Taylor Rafferty, New York +1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP: 2005 CONSOLIDATED RESULTS (UN-AUDITED) FOR SUBSIDIARY BANCO ESPÍRITO SANTO

Luxembourg/Portugal – February 10, 2006 – Espirito Santo Financial Group S.A. (Euronext Lisbon and NYSE: ESF) announced today the un-audited 2005 consolidated results for its subsidiary Banco Espirito Santo (“BES”).

HIGHLIGHTS

Net income (IFRS) reached euro 280.5 million in 2005, despite extraordinary provision charge of euro 57.6 million arising from the merger of Banco Internacional de Crédito into Banco Espírito Santo. This result represents an increase of 85% from 2004 (euro 151.6 million), under IFRS.

Total customer funds grew 12.4%, driven as much by on-balance sheet funds (+11.0%) as by off-balance sheet funds (+15.0%); customer loans, including securitisation, rose by 12.9%.

New clients acquired: 120,000 individual clients (67,000 in 2004) and 730 corporate clients.

International banking activity represents 31% of consolidated net income (20% in 2004).

Banking income increased 7.5% to euro 1,537.7 million.

Significant improvement in operating efficiency: the cost to income ratio decreased from 62% in 2004 to 56% in 2005.

Asset quality improved: overdue loans ratio (>90 days) reduced to 1.3% (1.6% in 2004) while the corresponding provisions coverage rose to 197% (167% in 2004).

The merger of BIC into BES, initiated in the third quarter, was completed on 30.12.2005.

New corporate identity: the entire branch network was adapted to the new brand image during January 2006.

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Major equity holdings in the portfolio of “Assets available for sale” registered a significant appreciation, with potential gains of euro 472.1 million (vs. potential losses of euro 70.9 million in 2004).

The Board of Directors will propose a dividend of €0.400 per share (€0.368 in 2004) at the AGM.

Video/audio and transcript of the interview with the Chairman of the Executive Committee of BES is available at http://www.bes.pt./ir

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INDEX

1.	Foreword on the new regulatory framework (IFRS)

2.	Economic overview

3.	Results

	3.1	Net interest income

	3.2	Fees and commissions

	3.3	Capital markets results and other

	3.4	Operating costs

4.	Summary of Activity

	4.1	Retail banking

	4.2	Corporate banking

	4.3	Investment banking

	4.4	International activity

5.	Asset quality and provisioning

6.	Solvency

7.	Productivity and efficiency

8.	Productivity

9.	Bank of Portugal reference indicators

10.	Phone and internet banking

11.	Merger by incorporation of BIC into BES

12.	New corporate identity

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1.	FOREWORD ON THE NEW REGULATORY FRAMEWORK

Regulation no. 1606/2002 of 19 July 2002 of the European Council and Parliament determines that companies having securities admitted to trading on a regulated market of any Member State should prepare their consolidated accounts for each financial year starting on or after 1 January 2005 in accordance with the International Financial Reporting Standards (IFRS), also known as International Accounting Standards (IAS). After this regulation was transposed into Portuguese national legislation, the Bank of Portugal, through Notice no. 1/2005, established the standards and reporting model for the entities subject to its supervision.

Bearing in mind that BES is subject to these rules and regulations, its consolidated financial information relative to the 2005 financial year was prepared based on IFRS. On the other hand, and also deriving from the change in accounting regulations, the financial statements of the BES Group for the 2005 financial year (prepared in accordance with the IFRS/IAS) are not directly comparable with the financial statements disclosed in the course of 2004, which had been prepared based on the the Portuguese Plan of Accounts for the Banking System (PABS), as set out in the Bank of Portugal’s instructions no. 4/96 and 71/96.

Hence, for purposes of comparability of the financial statements, and in line with the recommendations of the Committee of European Securities Regulators (CESR) and the Portuguese Securities Market Commission (CMVM), the BES Group has restated its financial statements for financial year 2004 based on application of the IAS/IFRS with the exceptions, as permitted by IFRS 1, of comparable information that would arise from application of IAS 32 and IAS 39.

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2.	ECONOMIC OVERVIEW

In 2005 the world economy registered strong growth, estimated at slightly above 4%. The European and US economies benefited from a climate of low interest rates and expansionist budgetary policies, with GDP rising by 1.4% in Europe and 3.7% in the United States. Latin America continued to profit from good conditions in the commodities markets and strong external demand, particularly from dynamic growth in China and other Asian economies. The oil price rose on average from USD 38 in 2004 to almost USD 55 per barrel in 2005.

In the Euro-zone, where the currency depreciated by 12.7% against the USD, to EUR/USD 1.183, the European Central Bank initiated a new cycle of interest rate hikes, citing potential inflationary pressures in the medium term. Still, a high rate of unemployment (8.3%) and moderate wage increases kept inflation relatively under control (2.2% in December), with the main reference rate rising by a mere 25 basis points in December, to 2.25% . The situation of ample liquidity arising from low interest rates did not translate into any significant increase in the core inflation but rather into marked rises in financial and real estate assets. In Europe, the Paris CAC40, the Frankfurt DAX and the Madrid IBEX35 stock market indices rose by respectively 23.4%, 27.1% and 18.2%, while the Japanese Nikkei index surged by 40.2% . In the Unites States, the rising trend of reference interest rates to close to neutral range (from 2.25% to 4.25% in the full year) contributed to the lacklustre performance of the stock markets: the Nasdaq and S&P500 were up by 1.4% and 3%, respectively, while the Dow Jones dropped by 0.6% .

In Portugal, with domestic demand reined in by high unemployment (7.6% on average) and still depressed confidence levels, GDP is thought to have risen by 0.3% . Still, external demand registered a small recovery in the second half of the year. Average inflation dropped from 2.4% to 2.3% . The PSI-20 rose by 13.4% .

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3.	RESULTS

BES Group’s consolidated net income reached euro 280.5 million in 2005, a year-on-year increase of 85% (under IFRS1).

This result is of special significance as it was achieved in a particularly difficult period, particularly if we consider the following factors:

•	the economic situation in Portugal was characterised by sluggish growth or even stagnation combined with rising unemployment;

•	there was strong competition in the banking sector throughout the year;

•	several important reorganisations took place within BES Group, namely the merger by incorporation of BIC into BES, which was completed in four months;

•	the changes to the regulatory framework that were adopted in 2005 (IFRS).

If an extraordinary provision of euro 57.6 million had not been made to meet the costs of the merger of BES and BIC, net profit would have reached euro 322.3 million, which would represent:

(i) return on equity (ROE) of 15.8%, or 22.0% if pensions had been reset inn the process of transition to the IFRS;

(ii) more than double the previous year’s net profit (euro 151.6 million), determined on the same accounting basis (IFRS); and

(iii) an increase of 17.1% versus the 2004 net profit of euro 275.2 million as determined under the Plan of Accounts for the Banking System (PABS).

The international area contributed significantly to annual results, growing by 58% and accounting for 31% of BES Group’s consolidated net income in 2005 (20% in 2004).

[1] Under IFRS 1, IAS 32 and 39 do not obligatorily apply retroactively.

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The table below shows the income statement for full 2005 along with the 2004 comparative data:

INCOME STATEMENT

					euro million

			December

		2004	2004	2005	Chg%
		PABS	IFRS	IFRS	IFRS

	Net Interest Income	701.2	697.0	740.6	6.3
+	Fees and Commissions	545.8	549.6	555.1	1.0
=	Banking Income ex-Markets	1 247.0	1 246.6	1 295.7	3.9
+	Capital Market s and Other	218.4	184.4	242.0	31.2
=	Banking Income	1 465.4	1 431.0	1 537.7	7.5
–	Operat ing Costs	750.2	887.5	861.1	-3.0
=	Gross Results	715.2	543.5	676.6	24.5
–	Net Provisions	357.7	322.3	320.6	-0.5
	Credit	227.0	226.3	219.9	-2.8
	Securit ies	7.5	7.5	30.0	–
	Other	123.2	88.5	70.7	-20.1
=	Income before Taxes and Minorities	357.5	221.2	356.0	60.9
–	Income Tax	42.3	46.7	65.9	41.1
=	Income before Minorities	315.2	174.5	290.1	66.2
–	Minority Interests	40.0	22.9	9.6	-58.1
=	Net Income	275.2	151.6	280.5	85.0

3.1	Net interest income

Net interest income reached euro 740.6 million, which corresponds to a year-on-year increase of 6.3% .

The last quarter of the year confirmed the net interest income recovery trend initiated as from the second half of the year, underpinned by business growth, particularly on credit, which was up by 12.9%, and also by the rise in reference interest rates, which had an overall positive influence on funding.

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3.2	Fees and Commissions

Fees and commissions totalled euro 555.1 million, up by 4.3% from 2004 on a comparable basis:

Comparable Fees and Commissions

			euro million

	December

	2004 IFRS	2005 IFRS	Chg %

Fees and Commissions based on applicable
rules	549.6	555.1	1.0
Deferral effect *	(17.6)	–	–

Comparable Fees and Commissions	532.0	555.1	4.3

* Not considered in the 2004 restated financial statements as IAS 32 and 39 were not applied retroactively, as allowed under IFRS 1.

If the 2004 fees and commissions on credit origination were stated under the accrual principle, the increase would be 4.3%, which contrasts with the low rise determined under the rules applicable in each year (+1.0%) .

Cross selling fees (+18.8%) were one of the main contributors to this business area’s positive performance, namely those arising from off balance sheet funds, which were fuelled by the commercial dynamics of the various sales networks.

3.3	Capital markets results and other

Capital markets and other results reached euro 242.0 million, which compares with euro 184.4 million under IFRS. These results were based on diversification of market risk in equities, credit and interest and exchange rates.

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The main stock market indices had a positive performance. In 2005 The Brazilian market, which is of particular importance for the BES Group’s results, had a strong performance throughout the year, while the Portuguese domestic market also performed well in the last quarter of the year.

European and US interest rate and credit markets were characterised by the gradual flattening of yield curves and the historically low levels of credit spreads. Good results were achieved from the strategy adopted by the BES Group at the beginning of the year which emphasised interest and exchange rate trading in the emerging markets.

3.4	Operating costs

Operating costs decreased by 3.0% year-on-year, underpinned by lower staff costs as well as by a significant reduction in amortisation and depreciation.

OPERATING COSTS

				euro million

	December

	2004 PABS	2004 IFRS	2005 IFRS	Chg % IFRS

Staff Costs, o.w.	330.2	486.4	453.7	-6.7
Salaries	304.5	350.4	380.8	8.7
Pension Costs	25.7	136.0	72.9	-46.4
Admin costs	289.4	300.0	327.2	9.1
Depreciation	130.6	101.1	80.2	-20.7

Operating Costs	750.2	887.5	861.1	-3.0

Staff costs increased by 8.7%, driven by the Group’s international expansion, and to a smaller extent, by the annual salary increases and promotions. The increase in the last quarter of the year is explained by the final adjustment of bonuses to the employees and corporate bodies, and the accounting of seniority bonuses under IFRS.

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The reduction in pension costs translates lower retirement costs, which was also the reason for the increase in pension costs in the third quarter of the year.

General administrative costs were up by 9.1% in the year, mainly explained by the expansion of the international area.

The BES Group put particular emphasis on the decrease in depreciation and amortisation. The centralisation of the entire operations and systems logistics support, as well as the recent merger of BIC into BES, with effects expected to develop into the near future, are amongst the main efficiency measures.

In 2005 the Group changed the following actuarial assumptions used in the calculation of liabilities with retirement benefits:

Assumptions		31/Dec/04	31/Dec/05

Mortality table	- Male	TV 73/77	TV 73/77(adjusted)
Mortality table	- Female	TV 73/77	TV 88/90
Discount rate		5.25%	4.75%

The change in actuarial assumptions, combined with the current contributions for the year, and the effect of the adjustments arising from the transition to the IFRS resulted in a contribution of euro 249 million to BES Group’s Pension Fund. This amount is net of the actuarial gains in the funds’ assets whose rate of return was close to 10%.

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4.	ACTIVITY SUMMARY

The BES Group’s commercial activity was very strong in 2005, with customer loans rising by 12.9% and customer funds by 12.4% . This performance was strongly influenced by the acquisition of 120,000 new individual and 730 corporate clients in the significantly higher numbers than in 2004.

MAIN INDICATORS

					euro million

		December

		2004	2004	2005	Chg %
		PABS	IFRS	IFRS	IFRS

	Total Assets (1)	64 734	61 634	71 767	16.4

	Assets	45 901	43 083	50 302	16.8

	Gross Loans (including securitised)	31 281	31 399	35 451	12.9
	Loans to Individuals	12 975	12 975	14 073	8.5
	- Mortgage	11 249	11 249	12 270	9.1
	- Other Loans to Individuals	1 726	1 726	1 802	4.4
	Corporate Loans	18 306	18 424	21 379	16.0

	Customer Funds
+	Deposits (3)	22 355	22 414	24 284	8.3
+	Debt Securities placed with Clients	5 160	2 693	3 590	33.3
=	On-Balance Sheet Customer Funds	27 515	25 107	27 874	11.0
+	Off-Balance Sheet Funds	13 644	13 644	15 685	15.0
=	Total Customer Funds	41 159	38 751	43 559	12.4

	Transformation Ratio(%) (2)	99	110	111	1	p.p.

(1)	Net Assets + Asset Management + Other off-balance sheet liabilities + Securitised credit
(2)	Assuming on-balance sheet credit
(3)	Includes: Customer deposits and Certificates of Deposit s

On-balance sheet customer funds increased 11%, while off-balance sheet funds were up by 15%.

In the bancassurance: area, retirement/education savings plans were up by 19%, other life insurance products increased 36% and investment funds increased by 13%.

In a year when the main benefit offered by RSPs (earned income allowance was eliminated in the state budget, Tranquilidade-Vida posted a 19.7% increase in this line

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of business, reaching a production volume of euro 494 million and a market share of 28.8%, according to Portuguese Insurance Institute data. Tranquilidade-Vida maintained the leadership in retirement savings plans over the last 10 years and with assets in excess of euro 2.5 billion and 368,000 subscribers.

4.1.	Retail banking

BES Group’s strong commercial performance in 2005 resulted from the strategy adopted for retail banking, which relies on the following key factors:

•	Reinforcing the value propositions and adapting them to the clients’ financial needs;

•	Differentiating through quality,

•	Focusing on higher value clients and products,

•	Increasing efforts to attract new clients,

•	Launching specific value proposition for the clients of Tranquilidade.

Within loans to individuals, mortgages grew by 9.1% year-on-year, underpinned by production growth of 15% versus 2004. In the BES 360 segment, mortgage credit was particularly strong (+17%), currently accounting for roughly 47% of BES Group’s production. Together with the improvements in risk assessment and tools, this has led to a sustained reduction in the portfolio’s risk profile.

The assurfinance agents were responsible for 18% of the year’s mortgage production (12% in 2004), providing a decisive contribution to the increase in mortgage credit production.

Other loans to individuals grew 4.4%, centred on credit associated to savings products. Growth of consumer credit remains subject to highly selective criteria, given the current economic conditions prevailing in Portugal.

A new phase of the Assurfinance Programme (joint initiative promoted by BES and Tranquilidade) was launched in 2005. With the T-card as the star product, this programme offers a value proposition specifically aimed at the Tranquilidade Clients that

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are not yet BES Clients. The results achieved were quite significant: besides contributing to mortgage credit production, 23,000 new clients were attracted and 24,000 T-cards placed.

The number of credit cards rose to 35,000 in 2005, resulting in a 10% increase in turnover. At the beginning of 2006 it was decided to integrate the cards operation (Crediflash) into BES, aiming to reach higher efficiency levels. This operation should be concluded before the end of the first semester.

The emphasis on the higher value segments – BES 360 and small businesses was increased in 2005. In the 360 segment, financial involvement (credit and funds) and the number of loyal clients increased 13.0% and 8.2% respectively. In the last quarter of the year BES launched the 360 Map – a financial planning tool that is unique in the market – designed further to reinforce the commercial approach to this segment. In the small businesses segment, financial involvement and the number of loyal clients grew by 18.8% and 15.0% respectively, reflecting BES’ increasingly competitive positioning in this important market segment.

Customer funds originating from retail banking increased based essentially on of high net worth clients (BES 360º and Small businesses), especially in off-balance sheet funds: mutual funds grew by 23% and savings plans increased by 25%. These results are explained by the accent put on improving relationships with new clients, and the emphasis put on advisory services and the positioning of BES as retirement planning partner.

The mass market business unit placed more than 33,000 programmed savings plans” 2, where each client defines the amount of monthly savings adjusted to its financial situation.

The results achieved in 2005 show an increase in the number of products per high net worth client as well as improvements in the sale of simple savings products to the mass

[2] Includes two products: BES 95 and BES Junior Plan

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market. These results contributed to the improvement of cross-selling indicators, in accordance with the strategy defined by the Group.

BES Açores also posted a good performance. Net assets grew 12%, deposits by 10% and operating income by 30%. However, net income was up by only 2.5% due to a significant increase in taxes. The cost to income ratio reached 53%.

At year-end, assets under management of Espírito Santo Activos Financeiros (ESAF) was in excess of euro 15.8 billion, corresponding to 13% year-on-year growth. This performance is the result of a change in the marketing of mutual funds. Net income for the year grew by 51%, driven by business growth and in particular by the increase in assets under management.

4.2.	Corporate banking

Overall, corporate loans increased by 16.0% in 2005, to euro 21.4 billion, with particular emphasis in the middle market segment, where growth reached 17%. This is highlighted by the fact that 63% of Portuguese top 1,000 small and medium-sized companies (SMEs) are clients of BES Group. Credit to large corporations grew by 8%.

BES Group continued to reinforce its market share in the corporate business, presently in excess of 20%.

During the year, 730 new SME clients were acquired, while a major focus was put on trade finance, international business and innovating start-ups.

Despite the sluggish economic environment, the leasing and factoring businesses had a strong performance in 2005. Besleasing e Factoring posted an increase in leasing production of 17.6% and in factoring production of 11.2%, which allowed the company to maintain the second position in the Portuguese market in both products, (18.1% and

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21.2% respectively). Besleasing e Factoring reached net income of euro 13.0 million, 11% yoy in the face of strong competition.

For Locarent, a company specialising the renting/operational leasing of vehicles, 2005 represented the first year in full operation. Based on the market approach adopted, Locarent ended the year with 5,502 vehicles under management, from a total of 6,514 under contract. Net assets registered a three-fold increase, reaching euro 135 million.

4.3.	Investment banking

Banco Espírito Santo de Investimento posted net income of euro 50 million in 2005, corresponding to a year-on-year increase of 11.1% . Total assets were up by 36.%, driven mainly by customer loans, which rose by euro 301 million. Operating costs rose by 12.0%, due to the increase in costs of the Brazilian subsidiary affected by the significant rise of the real, and also to the expansion of the bank’s international presence into new markets.

BES Investimento do Brasil significantly increased its activity in 2005, having led important transactions in the capital market (namely the placement of R$505m in Bradespar preference shares, and US$100m in a Bradesco Eurobond) as well as M&A operations (sale of Rip to Thyssen for R$130 m), and increased its market share in brokerage.

In October, BES Investimento established a joint venture with Concordia Sp, a company based in Warsaw that specialises in financial advisory services. Under this joint venture, BES Investimento is now in a position to provide investment banking services to its clients, mainly in M&A and Project Finance, in the most important market in Eastern Europe.

In the area of project finance, BES Investimento’s received the award of: “Arranger of the Year in Transportation” granted by the Infrastructure Journal, and “Leveraged Infrastructure of the Year”, for the SMIF – Secondary Market Infrastructure Fund transaction, granted by the Project Finance magazine. In Portugal, the BES Investimento

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concluded 19 operations, in sectors such as energy, oil and gas, leisure and health, having led 7 infrastructures projects in the United Kingdom.

4.4.	International banking: euro 86.3 million contribution to consolidated net income

The international banking business has posted a good performance: the expansion of BES’ presence in Angola, the business done in Spain, and the already traditional positions in the United Kingdom, France, the United States, Brazil and Macao, yielded strong profits, with a contribution to consolidated income of 31%, of which BESI was responsible for euro 14.6 million.

International Activity Contribution to Net Profit
(euro million)

The activity of BES Angola in 2005 resulted in a strong net income growth and the expansion of its geographic coverage of the country – the BES Angola opened four new branches in the Zaire, Huíla, Benguela and Cunene provinces. Net income grew 350%, to euro 34.6 million, while banking income rose by more than 120%.

The BES Angola reinforced its corporate activities, hiring new qualified professionals, so as to meet the rising requirements of Portuguese and international clients operating in the Angolan market as well as of the multinational companies wishing to invest in the country.

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BES Angola’s expansion strategy, initiated in 2002, will be pursued through 2006 with the opening of another 10 branches, in Luanda and in the provinces of Cabinda, Benguela, Malange and Huambo – an estimated investment of over 5 million dollars. The Bank’s new headquarter building was started and should be completed by April 2006.

Banco Espírito Santo (Spain) pursued its private banking and corporate strategies as well in the Iberian peninsula, posting a consolidated net income of euro 1.4 million ion 2005. Assets under management reached euro 2,061 million, a year-on-year increase of 41.3% . This growth was underpinned by the good commercial performance of all the networks and also by the acquisition of Banco Inversión.

BES Vénétie (France) posted a strong growth in low risk mortgages among residents in Paris region. In addition, structured credit products have gained a new dimension in 2005: the BES Venetie e received several mandates for LBO transactions for medium sized firms in France. Banking income reached euro 28.1 million, representing a 4.7% increase compared to 2004 figures, while net profit posted a 123.8% increase to euro 10.9 million. The cost to income ratio declined from 55.8% in 2004 to 50.9% in 2005.

Espírito Santo Bank (USA) also increased in its loan portfolio. In this area, it is important to stress its new ECA export credit line guaranteed by the US government, which has shown consistent growth. Asset quality indicators remain very positive.

As for international branches, the London and New York operations reached net profits of euro 27.5 million (vs. euro 29.6 million in 2004) and 7.4 million (vs. a loss of euro 4.1 million in 2004) respectively. The BES Group’s presence in London enabled many Portuguese firms to have access to international markets, while the presence in New York gave a large domestic corporate clients to the north American market.

In Southeast Asia, BES Group has lately reinforced its presence through the ever stronger intervention of Banco Espírito Santo do Oriente (BESOR) at local and regional level. The high growth rates registered by the area’s economy have given rise to new opportunities, which, overall, provide a key contribution to the increasingly strong presence of BES Group in these reference markets.

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5.	ASSET QUALITY AND PROVISIONING

Considerable improvements were achieved at asset quality level in 2005l: the coverage of overdue loans over 90 days rose to 196.6%  % (Dec/04: 167.1%) while the corresponding overdue loans ratio dropped significantly, to 1.33% (Dez/04: 1.62%) . This performance was underpinned by a good level of loan recoveries, by the reinforcement of provisions for the year and the sale, in the first half of the year, of overdue mortgage loans for an overall amount of euro 76.7 million. Together, these factors led to a reduction of euro 64.8 million in overdue loans and an increase of euro 57.5 million in credit provisions.

ASSET QUALITY

		Dec 04	Dec 04	Dec 05	Change
		PABS	IFRS	IFRS	IFRS

Loans to Customers (gross)	(eur mn)	28 088	28 488	31 662	3 174
Overdue Loans	(eur mn)	547.8	552.9	488.1	-64.8
Overdue Loans > 90 days	(eur mn)	462.1	462.1	422.1	-40.0
Overdue and Doubtful Loans (B.Port ugal) (a)	(eur mn)	567.1	567.1	564.3	-2.8
Provisions for Credit	(eur mn)	772.4	772.4	829.9	57.5

Overdue Loans / Loans to Customers (gross)%		1.95	1.94	1.54	-0.40	p.p.
Overdue Loans > 90 days / Loans to Customers (gross)%		1.65	1.62	1.33	-0.29	p.p.
Overdue and doubtful loans / Loans to Customers (gross) (a)%		2.02	1.99	1.78	-0.21	p.p.

Coverage of Overdue Loans	%	141.0	139.7	170.0	30.3	p.p.
Coverage of Overdue Loans > 90 days	%	167.1	167.1	196.6	29.5	p.p.
Coverage of Overdue and doubtful loans	%	136.2	136.2	147.1	10.9	p.p.

(a) According to Circular Letter no. 99/03/2003 of Bank of Portugal

BES Group has pursued its prudent stance regarding provisioning coverage policy, particularly important in the current domestic economic environment.

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6.	SOLVENCY

The main equity exposures in the available for sale portfolio had a significant appreciation, with overall potential gains amounting to euro 472.1 million at the end of the period (2004: euro 70.9 million potential loss).

MAIN EQUITY EXPOSURES IN AFS PORTFOLIO

		euro million

	Potential Gains or Losses
Assets Available for Sale
	31 Dec 04	31 Dec 05

Portugal Telecom	-21.1	29.1
PT Multimédia	-60.1	0.0
Banco Bradesco	-2.9	397.7
Bradespar	20.1	35.0
B. Marocaine Com. Ext.	-6.9	10.3

	-70.9	472.1

At the beginning of 2006 the BESGroup acquired a 2.17% stake in EDP, thus re-entering the Portuguese energy sector, while also reinforcing this company’s hard core of Portuguese shareholders.

Value fluctuations in these investments are reflected into fair value reserves of equity. For solvency ratio purposes, only 45% of potential gains are eligible for Tier II capital.

As referred above, at the end of 2005 the Group changed the actuarial assumptions used to calculate pension liabilities, with a negative impact on solvency ratios.

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RISK WEIGHTED ASSETS AND SOVLENCY
(Bank of Portugal)

	euro million

	Dec 04	Dec 05*

Risk Weighted Assets	34 754	37 900
Regulatory Capital	4 190	4 583
Tier I	2 343	2 319
Tier II	1 912	2 319
Deductions	(65)	(55)
Preference Shares	600	600

Core Tier I	5.0%	4.5%
Tier I	6.7%	6.1%
Total	12.1%	12.1%

* estimate

The Group’s solvency ratio remains at good levels compared with the minimum requirements of the Bank of Portugal. The net effect of realised capital gains in assets available for sale would translate into a Core Tier I ratio of 5.4%.

BES Group has concluded another securitization transaction amounting euro 1.2 billion in 2005, in line with its funding and capital management policies. This was a very successful transaction, since its pricing reached the lowest among all the triple A rated securitisation transactions that took place in Portugal.

The main international rating agencies have assigned the following ratings to BES:

Standard & Poor’s: A- for medium and long term debt and A-2 for short term debt, with stable outlook. This rating is based on the BESGroup’s strong competitive position in retail, its adequate profitability based on operating efficiency as well as a more balanced funding structure and asset quality.

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FitchRatings: A+ for long term debt and F1 for short term debt, with stable outlook. This rating is based on the BES Group’s strong positioning in the domestic market, its asset quality, low risk profile and adequate solvency and profitability levels.

Moody’s: A1 for long term debt and P1 for short term, with stable outlook. This rating reflects the Group’s strong and diversified positioning in the domestic market and its financial strength.

7.	PRODUCTIVITY AND EFFICIENCY

The Group’s productivity and efficiency ratios continued to make good progress in 2005: operating costs as a percent of average net assets declined from 2.14% to 1.87% while total assets per employee grew by 12%.

The cost to income ratio also improved, having declined considerably in the period, to 56.0%, or 66.5% excluding capital market results.

PRODUCTIVITY INDICATORS

	Dec 04	Dec 05	Chg
	IFRS	IFRS	IFRS

Cost to Income	62.0%	56.0%	-6.0p.p.
Cost to Income ex-Markets	71.2%	66.5%	-4.7p.p.

Operating Costs / Average Net Assets	2.14%	1.87%	-0.27p.p.
Total Assets* per Employee (eur '000)	8 445	9 454	11.9%

* Net Assets + Asset Management + Other Off-Balance Sheet it ems + Securitised Credit

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8.	PROFITABILITY

The net income posted in 2005 results in a return on equity ratio (ROE) of 13.5% and Return on Assets (ROA) of 0.61% .

PROFITABILITY

			(%)

	2004		2005

	PCSB	IFRS	IFRS

Return on Equity (ROE)
Stated	13.9	6.4	13.5
Ajusted for extraordinary provision	–	–	15.8
Ajusted for provision and reset	–	–	22.0
Return on Assets (ROA)
Stated	0.63	0.37	0.61
Ajusted for extraordinary provision	–	–	0.70
Ajusted for provision and reset	–	–	0.71

When assessing profitability levels, it is important to stress that BES Group’s ROE is negatively influenced by the following effects, which have a significant impact on profitability:

•	The creation of a restructuring provision, with an impact on net consolidated income[3] of euro 41.8 million;

•	The fact that, on transition to the IFRS,[4] BES Group opted for recalculating retirement pensions liabilities. If it had chosen to reset these liabilities, equity would have suffered a reduction of euro 524 million.

Without these two effects, the ROE would have risen to 22%5 in 2005.

[3] Provision net of taxes
4 In transition adjustments, BES Group could have opted for writing off retirement pension balances in the balance sheet or, alternatively, to recalculate the liabilities.
[5] Does not include the impact arising from the change in the annual amortisation of actuarial deviations outside the corridor.

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9.	BANK OF PORTUGAL REFERENCE INDICATORS

The table below lists the reference indicators under Bank of Portugal’s instruction no. 16/2004, for both December 2005 and 2004.

BANK OF PORTUGAL REFERENCE INDICATORS

			(%)

	Dec 04	Dec 04	Dec 05
	PABS	IFRS	IFRS

Solvency

Regulatory Capital / Risk Weighted Assets	12.06	12.06	12.09
Tier I Capital / Risk Weighted Assets	6.74	6.74	6.12

Asset Quality

Overdue & Doubtful Loans (a) / Gross Loans	2.02	1.99	1.78
Overdue & Doubtful Loans Net of Provisions (b) / Net Loans (b)	0.47	-0.74	-0.86

Profitability

Income before Taxes and Minorities / Average Equit y (c)	13.35	8.45	13.13
Banking Income (d) / Average Net Assets	3.23	3.45	3.35
Income before Taxes and Minorities / Average Net Assets	0.82	0.53	0.78

Efficiency

General Admin Costs (d) + Depreciation / Banking Income(d)	52.9	62.0	56.0
Staff Costs / Banking Income (d)	23.3	34.0	29.5

(a) Calculated according to BoP Circular Letter no. 99/03/2003
(b) Credit net of provisions for overdue loans and for doubtful loans
(c) Includes Average Minorities
(d)Calculated according to BoP Instruction no 16/2004
(e) December 2005 values are estimates

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10.	DIRECT CHANNELS AND ELECTRONIC BANKING

The number of users of internet banking for individual customers – BESnet – reached 754,000 at the end of 2005, corresponding to a year-on-year increase of 6%.

The year saw a sharp increase in BESnet’s weight in the performance of off branch day-to-day operations which rose from 35.7% in December 2004 to 43.4% in December 2005.

Two new facilities were made available through BEsnet during the year – the first was the possibility to view cheques online, and the other was the availability of the electronic statement, which can replace the traditional account statement in paper format.

The monthly average number of visitors to BES website reached 2.5 million, corresponding to a year-on-year increase of 24.9% .

The number of companies using the internet banking service for corporate clients - BESnet Negócios – reached 43,000 in December 2005, a year-on-year increase of 15.6% .

Throughout the year Banco BEST continued to increase the offer of its asset management products by selling mutual funds from highly recognised investment management firms. By the end of 2005 Banco BEST was selling roughly 400 funds from 20 domestic and international fund managers. The client base grew by 19%, to 42 thousand clients. Customer assets under management increased by 43% in the year, reaching over euro 550 million at year-end.

Pmelink.pt, the first online business centre in Portugal, promoted under a joint venture between BES, CGD and PT, reached a turnover of over euro 016 million, corresponding to a year-on-year increase of more than 50%. Total billing was in excess of euro 11 million, representing an increase of 30% when compared to 2004.

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11.	MERGER BY INCORPORATION OF BIC INTO BES

According to the decision of the BES’s board of directors dated 19 September 2005, a legal and accounting merger of Banco Internacional de Crédito into Banco Espírito Santo took place on 30 December 2005.

This operation, which is part of the BES Group’s strategy for creating shareholder value, was designed with two major objectives in mind: to improve the quality of service and to increase the competitiveness of the BES Group.

As a result, clients can access BES through service network of 600 branches and have available a wider scope of products and services to suit their needs. This process also entailed converting all the branches to a new corporate identity, which was concluded on 31/01/2006.

A restructuring provision amounting to euro 57.6 million was charged, of which euro 49 million is intended to cover retirement and redundancy costs, euro 2.2 million to cover costs of closing down branches , and euro 4 million to cover operating and systems costs. Management expects that euro 35 million annual savings will be achieved, reducing the pay-back period of the restructuring costs.

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12.	NEW CORPORATE IDENTITY

At the beginning of 2006, Banco Espírito Santo unveiled its new institutional identity and visual image, initiating a repositioning of its communication aimed at strengthening its brand in terms of proximity, youth and modernity.

BES’ colour remains green, as that is its institutional colour. But BES’s green is now the “Future Green” (Verde Futuro). This visual change extended the entire network of around 600 BES branches.

The launch of the new corporate identity was introduced after improvements have been developed in the areas of service quality, client segmentation and increased convenience and accessibility in customer services.

According to Interbrand, the BES brand was worth euro 813 million at the end of 2004, one of the highest value in the Portuguese market. Within the Portuguese financial sector, BES’ brand shows the highest ratio of brand value to stock market capitalisation (approximately 21% - December 2004).

The investment made in changing the visual identity of the 600 branches amounted to euro 6 million. The operation was executed in record time (35 business days), involving as well the refurbishing of 35 regional divisions, 25 corporate centres, 32 private banking centres and 8 central buildings.

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BANCO ESPÍRITO SANTO, S.A.
CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2005

(eur ’000)

	Dec 04 PCSB	Dec 04 IFRS	Dec 05 IFRS

ASSETS
Cash and deposits at central banks	999 036	999 499	1 005 008
Deposits with banks	602 182	602 182	655 180
Financial assets held for trading	2 302 423	2 302 396	2 992 806
Financial assets at fair value through profit or loss	–	–	1 746 898
Financial assets available for sale	5 152 150	3 239 100	3 808 554
Loans and advances to banks	5 434 552	5 463 525	6 164 044
Loans and advances to customers	27 652 033	27 715 271	30 832 124
(Provisions)	(435 900)	(772 437)	(829 874)
Held to maturity investments	476 202	476 202	596 840
Financial Assets with repurchase agreements	–	–	–
Hedging derivatives	249 200	249 200	124 505
Non current assets held for sale	–	–	232 256
Investment property	–	–	–
Other tangible assets	352 372	342 058	363 092
Intagible assets	132 989	69 920	72 035
Investments in associated companies	50 601	58 940	62 374
Current income tax assets	15 943	15 943	17 112
Deferred income tax assets	–	94 158	187 380
Other assets	2 481 282	1 454 507	1 441 804

TOTAL ASSETS	45 900 965	43 082 901	50 302 012

LIABILITIES
Amounts owed to central banks	498 953	498 953	654 316
Financial liabilities held for trading	515 241	515 200	1 244 970
Financial assets at fair value through profit or loss	–	–	–
Deposits from banks	5 713 249	5 737 417	6 264 892
Due to customers	20 371 090	20 418 790	20 753 083
Debt securities	12 702 526	10 233 454	14 402 291
Financial liabilities associated to transferred assets	–	–	–
Hedging derivatives	240 061	240 100	111 098
Non current liabilities held for sale	–	–	112 428
Provisions	560 679	84 114	157 286
Current income tax liabilities	23 086	23 086	46 174
Deferred income tax liabilities	–	25 578	205 137
Instruments representing capital	–	–	–
Other subordinated loans	2 013 143	2 068 915	2 367 597
Other liabilities	363 710	650 299	929 208

TOTAL LIABILITIES	43 001 738	40 495 906	47 248 480

SHAREHOLDERS’ EQUITY
Share capital	1 500 000	1 500 000	2 100 000
Share premium	300 000	300 000	300 000
Other capital interests	–	–	–
Treasury stock	–	( 100 174)	( 96 247)
Fair value reserve	–	–	368 318
Other reserves and retained earnings	178 643	87 377	( 7 253)
Profit for the period / year	275 179	151 643	280 481
Anticipated dividends	–	–	–
Minority interests	645 405	648 149	108 233

TOTAL DO CAPITAL	2 899 227	2 586 995	3 053 532

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUTY	45 900 965	43 082 901	50 302 012

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BANCO ESPÍRITO SANTO, S.A.
CONSOLIDATED INCOME STATEMENT AT 31 DECEMBER 2005

(eur ’000)

	Dec 04 PCSB	Dec 04 IFRS	Dec 05 IFRS

Interest Income	2 217 984	2 210 319	2 027 285
Interest expense	1 516 811	1 513 361	1 286 658

Net interest income	701 173	696 958	740 627

Dividends from securities	17 262	17 262	38 868
Commissions and other similar income	450 194	454 024	486 048
Commissions and other similar expenses	52 100	52 100	62 491
Gains and losses in financial assets at fair value	( 8 354)	( 8 354	38 630
Gains and losses in financial assets available for sale	161 532	72 199	92 321
Gains and losses from foreign exchange revaluation	9 927	9 927	92 007
Gains and losses from sale of other assets	129 283	129 283	34 843
Ohter income from banking activity	51 887	107 193	69 176

Banking Income	1 460 804	1 426 392	1 530 029

Staff expenses	330 143	486 357	453 727
Other administrative expenses	289 388	300 006	327 168
Depreciation	130 632	101 128	80 279
Provisions net of reversals	107 818	73 034	75 005
Loan impairment net of reversals and recoveries	226 968	226 301	219 916
Other financial assets’ impairment net of reversals and recoveries	18 245	18 245	25 252
Other assets’ impairment net of reversals and recoveries	4 688	4 688	429
Negative difference from consolidation	–	–	–
Equity in earnings of associated companies	4 560	4 560	7 695

Income before tax	357 482	221 193	355 948

Tax
Current tax	42 301	42 834	74 920
Deferred tax	–	3 866	( 9 049)

Income after tax and before minority interests	315 181	174 493	290 077
o.w. after tax income from discontinued operations	–	–	–

Minority interests	40 002	22 850	9 596

Net income for the year	275 179	151 643	280 481

This news release may include certain statements relating to the Banco Espírito Santo Group that are neither reported financial results nor other historical information. These statements may include targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations and any statement preceded by, followed by or including words like “believes”, “expects”, “aims”, “intends”, “may” or similar expressions.
By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. These factors include, but are not limited to, changes in economic conditions in individual countries in which the BES Group conducts its business and internationally, fiscal or other policies adopted by various governments and regulatory authorities of Portugal and other jurisdictions, levels of competition from other banks and financial services companies as well as future exchange and interest rates.
Neither ESFG nor Banco Espírito Santo undertake to release publicly any revision to the forward-looking information included in this news release to reflect events, circumstances or unanticipated events occurring after the date hereof.

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